AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

September 30, 2020

VIA EDGAR

Quinn Kane

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Select Fund – Preliminary Proxy Filing (PRE 14A) in connection with the liquidation of the International Equity Income Portfolio (the “Fund”)

Dear Mr. Kane:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff on September 25, 2020 concerning the preliminary proxy statement for Pacific Select Fund (the “Registrant”) on Schedule 14A, which was filed September 15, 2020 with the Commission in connection with the proposed liquidation of the International Equity Income Portfolio. Set forth in the numbered paragraphs below are the staff’s comments followed by Registrant’s responses. Any capitalized terms not defined herein have the meanings as defined in the proxy statement of the Registrant in connection with this matter.

1.	a. Comment: General Comments: Please confirm supplementally that comments given in one place apply to similar disclosures in the Proxy Statement.

Response: So confirmed.

b. Comment: Please confirm that the Fund will stay current on all filing obligations until the liquidation is consummated.

Response: So confirmed.

c. Comment: Please be sure to mark the Fund’s series and class identifiers as inactive once the liquidation is consummated.

International Equity Income Portfolio – SEC Response Letter

September 30, 2020

Response: The Registrant agrees to do so once the Fund’s filing obligations are completed.

d. Comment: Please confirm that the Fund will use reasonable efforts to locate all shareholders.

Response: So confirmed.

e. Comment: Please confirm that the Fund will decide on the collectability of all receivables and that it will include in its respective liquidation costs anything that it believes will not be collected.

Response: So confirmed.

f. Comment: Please include an estimate of the liquidation costs.

Response: The requested disclosure will be added.

g. Comment: Please advise whether the Codification Topic 450 and Financial Accounting Standards Board – FAS 5 will be used in accounting for the Fund’s liquidation (i.e., to make sure the Fund has set aside the appropriate amount of assets to cover its liabilities).

Response: No. Loss contingencies will not be accrued to the Liquidating Fund. All Contract Owners will be liquidated based on the Liquidating Fund’s net asset value on the liquidation date.

2.	Comment: Notice of Special Meeting of Shareholders: Please disclose in the letter to shareholders and in the Proxy Statement clear directions as to the logistical details of the telephonic meeting, including how shareholders can access, participate in and vote at such meeting. Please refer to the requirements of SEC Staff Guidance for Shareholder Meetings with COVID 19, updated as of April 7, 2020.

Response: The “Voting Options” section in the Proxy Statement discloses how shareholders can access, participate in and vote at the telephonic shareholder meeting (i.e., by emailing the proxy solicitor certain identifying information in order to receive conference call dial-in information and voting via internet during the telephonic shareholder meeting). Although the last section of the Proxy Statement immediately preceding Appendix A discloses instructions for how to vote by internet in bold font, in response to the comment, the Voting Options section will be revised to include those instructions.

3.	Comment: Proxy Statement: At the top of the proxy statement, please note that the preliminary proxy statement and the card should state “Preliminary” in front of “Proxy Statement” for similar preliminary filings in the future.

International Equity Income Portfolio – SEC Response Letter

September 30, 2020

Response: The Registrant agrees to do so in the future.

4.	Comment: Proxy Statement: At the top of the proxy statement, please state the date that the proxy statement and card are being mailed (Rule 14a-6(d)). Please provide the notice regarding Internet availability of proxy materials and confirm that the Trust will make a definitive proxy statement and other proxy materials including additional soliciting materials available on an Internet site (Rule 14a-16).

Response: The date required by Rule 14a-6(d) is disclosed at the top of the preliminary proxy statement as October 5, 2020. Registrant will add the notice regarding Internet availability of proxy materials and confirms that the Trust will make a definitive proxy statement and other proxy materials including additional soliciting materials available on an Internet site per Rule 14a-16.

5.	Comment: Proxy Statement: Consider including a “Questions & Answers” section.

Response: Registrant respectfully declines to add a “Questions & Answers” section and observes that the current disclosure within the proxy statement informs shareholders of all pertinent information and follows requirements set forth by the SEC for Schedule 14A.

6.	Comment: The Liquidation: Please add disclosure in the introductory paragraph referencing why the Trust is nevertheless getting Contract Owner/shareholder approval.

Response: Registrant respectfully declines this request. The introductory paragraph references the “Summary of the Plan of Liquidation” for the reasons why shareholder approval of the Liquidation is being sought. The first paragraph of the “Summary of the Plan of Liquidation” then includes the following statement: “Pacific Life represented to the Board that shareholder approval of the Plan of Liquidation would obviate the need for an order from the U.S. Securities and Exchange Commission (the “SEC”) to substitute a Contract Owner’s interest in the Liquidating Fund with an interest in the Fidelity VIP Government Money Market Fund for any Contract Owners who have not transferred their money out of the Liquidating Fund prior to the Liquidation Date.” Registrant believes the disclosure is straightforward and additional disclosure seeking to explain the applicable legal framework would be overly technical, is not required, and would not be useful for consideration of the Proposal by shareholders/Contract Owners.

7.	Comment: Reasons for the Liquidation: If applicable, please revise the disclosure to clarify that the sub-adviser’s resignation prompted the decision by the Adviser’s affiliate to redeem its shares.

Response: Registrant has revised the disclosure accordingly.

International Equity Income Portfolio – SEC Response Letter

September 30, 2020

8.	a. Comment: Approval of the Liquidation: Please specify these costs in disclosure and explain supplementally why the Board considered it appropriate for the Contract Owners and Liquidating Fund to bear these costs.

Response: Registrant will add that these costs are comprised of any brokerage and transaction costs incurred in connection with the sale of the Liquidating Fund’s portfolio holdings. See Response 8b below for the remainder of the response.

b. Comment: Please explain your basis for having the Liquidating Fund pay these expenses (the brokerage and transaction fees) in light of the condition in the Northwestern Mutual no-action letter (pub. avail. April 27, 1990), the condition being that the Fund and shareholder will not pay these costs.

Response: The Northwestern line of letters does not specify that brokerage and transaction costs should be excluded from costs borne by the Liquidating Fund. Brokerage and transaction costs are embedded within a trade of a security and do not factor into the Annual Fund Operating Expenses disclosure requirements for a mutual fund.

c. Comment: Please disclose any other considerations that were adverse to the proposal.

Response: The circumstances leading up to the proposal to the Board to liquidate the Fund did not give rise to any considerations that were adverse.

9.	a. Comment: Effect of the Plan of Liquidation: In the first sentence where it states, “is not expected to,” please change this to “will not.”

Response: The requested change will be made.

b. Comment: Please change both instances of “the same value as the value of the shares” to “the same aggregate net asset value as the aggregate net asset value of the shares.”

Response: The Registrant respectfully declines this request. Contract Owners are familiar with the terms “contract value” and “account value” as these are terms used in the product prospectuses. The Registrant believes that using terms familiar to the Contract Owners will facilitate understanding of the Proposal, particularly in the introduction section of the Proxy Statement.

10.	Comment: Expenses of the Liquidation: Please explain your basis for having the Liquidating Fund pay these expenses (the brokerage and transaction fees) in light of the condition in the Northwestern Mutual no-action letter (pub. Avail. April 27, 1990), or revise the disclosure, on the condition being that the Fund and shareholder will not pay these costs.

Response: See Comment 8b above.

International Equity Income Portfolio – SEC Response Letter

September 30, 2020

11.	Comment: Information about the Fidelity VIP Government Money Market Fund: Please provide comparative information about the Liquidating Fund and the Fidelity VIP Government Money Market Fund so that Contract Owners can make an informed decision. Please disclose the fees and expenses of both Funds, along with the summaries of the Funds’ principal investment objectives, strategies, risks and performance information. Please add disclosure that the Fidelity VIP Government Money Market Fund is only a default option for Contract Owners who have not transferred their assets from the Liquidating Fund prior to the liquidation and a Contract Owner should consider transferring from the Fidelity VIP Government Money Market Fund to other investment options available under his or her contract which are more consistent with the Contract Owner’s investment goals and objectives.

Response: The then current Fidelity VIP Government Money Market Fund Summary Prospectus, which discloses that fund’s fees and expenses, principal investment objectives, strategies, risks and performance information, will be mailed to Contract Owners with the Proxy Statement. Contract Owners have access to the Liquidating Fund’s summary prospectus. As such, Registrant respectfully declines the portion of the comment asking Registrant to add certain comparative information about the Fidelity VIP Government Money Market Fund and the Liquidating Fund because Contract Owners will have both prospectuses that contain that information. With respect to the disclosure requested in the second part of the comment regarding the Fidelity VIP Government Money Market Fund as a default option, Registrant believes the first sentence of that section is clear that this fund serves as a default option only for those Contract Owners who have not transferred their assets out of the Liquidating Fund before the Liquidation Date. The first sentence states: “Pacific Life selected the Fidelity VIP Government Money Market Fund as the fund into which it will move a Contract Owner’s account value if the Contract Owner has not elected to move his or her contract/account value to a new investment option prior to the date of liquidation of the Liquidating Fund.” (emphasis added) Registrant will add the requested disclosure that a Contract Owner, working with their financial professional, should consider transferring from the Fidelity VIP Government Money Market Fund to other investment options available under his or her contract which are more consistent with the Contract Owner’s investment goals and objectives.

12.	Comment: Potential benefits to the Adviser and its Affiliates: Please clarify disclosure to explain why there would be any expenses after liquidation.

Response: There would be no expenses after the liquidation. This sentence discloses the conflict of not having any expenses to pay if the Liquidation occurs, a benefit to PLFA. Because there are no expenses, the expense cap will not be exceeded and PLFA will not have to pay any expense.

13.	Comment: Purchases and Transfers into the Liquidating Fund: Instead of accepting such purchases or transfers, please consider advising Contract Owners to reallocate to another investment option in light of the pending liquidation. Also please disclose how Variable Life Contract Owners investing in the Liquidating Fund will be treated.

International Equity Income Portfolio – SEC Response Letter

September 30, 2020

Response: The Proxy Statement already states that Contract Owners may reallocate to another investment option before the liquidation – see the second sentence under “Effect of the Plan of Liquidation.” There are no variable life Contract Owners in the Liquidating Fund.

14.	a. Comment: Transfers out of the Liquidating Fund: Please confirm supplementally that the Liquidation will be done consistent with the Northwestern letters and that all conditions of those letters will be complied with. In that regard, please confirm that the Contract Owners have received notice in the form of a supplement to the current prospectuses which outlines their surrender rights and rights to transfer their accumulation values from the Liquidating Fund to other funding options under their contracts without incurring any transfer fees or other charges all as provided in the Northwestern letters. Also, please confirm that after the Liquidation all Contract Owners who have values transferred to the Fidelity VIP Government Money Market Fund will be notified that they have the same surrender and free transfer rights for another 90 days.

Response: PLIC and PL&A have informed the Trust that the Liquidation process is consistent with the Northwestern National Life Insurance Co. line of no-action letters, consistent with industry practice, and that all affected Contract Owners will be properly notified consistent with the no-action letters. PLIC and PL&A will issue variable product supplements advising Contract Owners of the plan of liquidation, their rights to transfer out of the liquidating funds and out of the unaffiliated money market fund to other available funds without incurring any transfer fees or charges, and that the transfer transactions will not be treated as transfers that count toward the number of transfers allowed during a calendar year.

PLIC & PL&A will offer a 30-day free transfer period before and after the liquidation date, which is consistent with the concept of having a free transfer period as outlined in the Northwestern no-action letter and is consistent with recent Trust plans of liquidation reviewed by the Staff. The Trust was informed that PLIC and PL&A will review their respective administrative systems to see what extended periods can be accommodated in the future.

b. Comment: Please revise the disclosure that states “30 days after the Liquidation Date” to “90 days after the Liquidation Date.”

Response: See response to 14a above.

c. Comment: Please confirm if these supplements will be the notices to Contract Owners per Northwestern. The notice must go out after the Liquidation as well.

Response: So confirmed.

International Equity Income Portfolio – SEC Response Letter

September 30, 2020

15.	Comment: Please supplementally confirm whether the 30-day prior notice has already been sent since, as of this date, there are not 30 days between now and the Liquidation Date.

Response: So confirmed. The Trust sent a supplement to shareholders on September 17, 2020 informing them of the Liquidation Date, which is more than the required 30 day notice. In addition, PLIC and PL&A sent variable product supplements on September 25, 2020 advising Contract Owners of the Liquidation.

16.	Comment: Please add Item 23 disclosure regarding shareholders sharing an address.

Response: Item 23 of Schedule 14A is not applicable because there are no Contract Owners in the Liquidating Fund who share an address.

If you have any questions or further comments, please contact me at (949) 219-3202.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Sullivan & Worcester LLP